

March 20, 2013

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

> **Re: Bookedbyus Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 5, 2013**
> **File No. 333-176705**

Dear Mr. Person:

        We have reviewed your letter dated March 5, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our January 25, 2013 letter.

Summary Information

Summary Information about Bookedbyus Inc., page 5

1.   In the last paragraph on page 5, please disclose your net losses of $89,751 since inception on December 27, 2007.

Risk Factors

General, page 9

2.   Please update your risk factors to reflect your $30,000 in revenue from inception on December 27, 2007 to November 30, 2012. For example, the first risk factor on page 10 states that you anticipate increase operating expenses without realizing any revenues, and the last risk factor on page 13 states that you have no revenue. If correct, clarify that this revenue was from a consulting project unrelated to your planned business model. Balance this disclosure by quantifying your net losses since inception. Update throughout the filing as necessary, such as in the first paragraph of the Business Description on page 26.

"We expect to incur operating losses in the future because we have…," page 13

3.   You state that management believes that "the gross proceeds of $1,000,000 generated from this offering" will be sufficient to continue your planned activities for no more than twelve months after the offering. Please revise this statement to emphasize that you may raise significantly less than $1,000,000 and may fail to raise any additional capital.

Management's Discussion and Analysis

Results of Operations, page 62

4.   We note your response to prior comment 7. In updating to discuss the quarter ended November 30, 2012, you appear to have deleted your discussion of the fiscal year ended August 31, 2012. As previously requested, include a detailed discussion of the material changes in financial condition during your last two completed fiscal years. Discuss the reason for your material increase in revenues and provide a materially complete description of the "consulting project" that appears to have been your only source of revenues since inception. See Item 303(a) of Regulation S-K. Similarly revise your disclosure for the quarter ended November 30, 2012. See Item 303(b) of Regulation S-K.

Executive Compensation, page 67

5.   On page 68, you state that you did not agree to pay or accrue any salaries in 2011. Please disclose whether you agreed to pay or accrue any salaries in 2012.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC